FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 1998

                           TURBODYNE TECHNOLOGIES INC.
  ----------------------------------------------------------------------------
                 (Translation of registrant's name into English)


    21700 Oxnard Street, Suite 1550, Warner Center, Woodland Hills, CA 91367
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20- F or Form 40-F.

                              Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TURBODYNE TECHNOLOGIES INC.
                                                ---------------------------
                                                       (Registrant)

Date:     JULY 13, 1998                         By: /S/  LEON E. NOWEK
       -----------------------                      ----------------------

                                                      "LEON E. NOWEK"
                                                    ----------------------
                                                    Director/Vice Chairman

      *Print the name and title of the signing officer under his signature


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THIS IS THE FORM OF MATERIAL  CHANGE REPORT  REQUIRED UNDER SECTION 85(1) OF THE
SECURITIES ACT.

                                     FORM 27

                                 SECURITIES ACT


              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.           REPORTING ISSUER
                  ----------------

                  TURBODYNE TECHNOLOGIES INC.
                  Suite 510, 1090 West Pender Street
                  Vancouver, British Columbia  V6E 2N7

                  Telephone:        604-682-8854
                  Facsimile:        604-688-8621

ITEM 2.           DATE OF MATERIAL CHANGE
                  -----------------------

                  July 10, 1998

ITEM 3.           PRESS RELEASE
                  -------------

                  July 10, 1998

ITEM 4.           SUMMARY OF MATERIAL CHANGE
                  --------------------------

                  Turbodyne Technologies Inc. ("Turbodyne") announced the permanent appointments of Mr. Khal Kader as Chief Financial Officer, and Mr. Duane Rosenheim as Chief Operating Officer.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  Turbodyne announced the permanent appointments of Mr. Khal Kader as Chief Financial Officer, and Mr. Duane Rosenheim as Chief Operating Officer.

                  "Mr. Kader joins Turbodyne from the international accounting firm of KPMG Peat Marwick LLP ("KPMG")," said President & CEO Walter Ware. "We are pleased to have a man of Mr. Kader's background and expertise at Turbodyne. His experience working with manufacturing concerns makes him more than qualified to serve as the company's financial officer."

                  While at KPMG, Mr. Kader was responsible for managing multiple financial audits, performing due diligence for acquisitions, preparing financial statements,

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                  and preparing policy and procedure manuals for several private and public sector clients, specializing in manufacturing. Mr. Kader received his Bachelor of Science degree in Accounting from the University of Southern California and he is a Certified Public Accountant.

                  Mr. Rosenheim recently joined Turbodyne Systems, Inc. as Vice President of Operations and is a veteran of General Motors' Delco Systems Division. In his last position at Delco, he was responsible for the overall commercialization of electronic products into full scale production and all aspects of manufacturing. He has a Bachelor of Science degree in Electrical Engineering from Milwaukee School of Engineering and a Masters degree in Management from the University of Redlands.

                  "Since joining Turbodyne, Mr. Rosenheim has shown that he has the skill and the know-how to take Turbodyne to the next level," said Ware. "His hands-on experience with transitioning new products into commercial production will contribute to Turbodyne's continued success in becoming a world-class manufacturing company."

                  These appointments replace the functions that were performed by John Singleton, who has resigned and is no longer with Turbodyne.

ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT
                  ------------------------------------

                  Not applicable.

ITEM 7.           OMITTED INFORMATION
                  -------------------

                  Not applicable.

ITEM 8.           SENIOR OFFICERS
                  ---------------

                  Mr. Walter F. Ware
                  President & Chief Executive Officer
                  c/o Turbodyne Technologies Inc.
                  21700 Oxnard Street
                  Suite 1550, Warner Center
                  Woodland Hills, California 91367

                  Telephone:        (800) 350-2031
                  Facsimile:        (818) 593-2284


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ITEM 9.           STATEMENT OF SENIOR OFFICER
                  ---------------------------
                  The  foregoing   accurately   discloses  the  material  change
                  referred to herein.


  JULY 13, 1998
------------------------
Date


  /S/ LEON E. NOWEK
------------------------
(signature)


  LEON E. NOWEK
------------------------
Name

  DIRECTOR/VICE CHAIRMAN
------------------------
Position


  WOODLAND HILLS,CA
------------------------
Place of Declaration



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